

May 31, 2012

<u>Via E-mail</u>
Charles Nugent
Chief Financial Officer
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, PA 17604

      Re: **Fulton Financial Corporation**
             Form 10-K for the Fiscal Year ended December 31, 2011
             Filed February 29, 2012
             File No. 000-10587

Dear Mr. Nugent:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Amit Pande

                    Amit Pande
                    Accounting Branch Chief